SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69014Q 101

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69014Q 101	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,251,945
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,251,945
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%*
14.	Type of Reporting Person (See Instructions) CO

* Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,251,945
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,251,945
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 397,447
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 397,447
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 175,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 678,572
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 678,572
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%*
14.	Type of Reporting Person (See Instructions) PN

* Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,698*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,698*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) OO

* Deer Management Co. LLC (“Deer Management”) is the management company affiliate of the Funds (as defined below). An employee of Deer Management, who previously served as the representative of the Funds on the Issuer’s board of directors, was granted stock options as director compensation. As of his resignation date, the number of options noted above had vested. Such employee is contractually obligated to assign to Deer Management any compensation received for his service as a director. See Item 5(c) for further information.

** Calculated based upon 26,580,765 shares of the Issuer’s common stock outstanding, as reported in its prospectus supplement (to its prospectus dated November 21, 2014) filed on January 8, 2015, and 345,000 additional shares of common stock outstanding after exercise by the underwriters of their overallotment option, as reported by the Issuer in its press release dated January 13, 2015

CUSIP No. 69014Q 101	13D	Page 8 of 13 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of OvaScience, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D initially filed on February 8, 2013 and as amended on March 21, 2013, May 2, 2013, December 29, 2014 and January 13, 2015 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Deer VII & Co. Ltd., a Cayman Island exempted company (“Deer Ltd.”) is the general partner of Deer VII & Co. L.P., a Cayman limited partnership (“Deer VII”);

(ii)	Deer VII is the general partner of Bessemer Venture Partners VII L.P. (“Bessemer VII”), Bessemer Venture Partners VII Institutional L.P. (“Bessemer VII Institutional”) and BVP VII Special Opportunity Fund L.P. (“BVP VII SOF,” and together with Bessemer VII and Bessemer VII Institutional, the “Funds”);

(iii)	Bessemer VII, which directly owns 397,447 Shares;

(iv)	Bessemer VII Institutional, which directly owns 175,926 Shares;

(v)	BVP VII SOF, which directly owns 678,572 Shares;

(vi)	Deer Management Co. LLC, a Delaware limited liability company (“Deer Management”), is the management company affiliate of the Funds.

Deer Ltd., Deer VII, Bessemer VII, Bessemer VII Institutional, BVP VII SOF and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

CUSIP No. 69014Q 101	13D	Page 9 of 13 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

As of January 15, 2015, Bessemer VII, Bessemer VII Institutional and BVP VII SOF, had sole voting and dispositive power with respect to 397,447, 175,926 and 678,572 Shares, respectively, representing approximately 1.5%, 0.7% and 2.5% respectively, of the Shares of the Issuer’s common stock outstanding.

As of January 15, 2015, Deer Ltd., through its control of Deer VII, had sole voting and dispositive power with respect to all 1,251,945 Shares beneficially owned by the Funds, representing approximately 4.6% of the Shares of the Issuer’s common stock outstanding.

As of January 15, 2015, Deer VII, through its control of the Funds, had sole voting and dispositive power with respect to all 1,251,945 Shares beneficially owned by the Funds, representing approximately 4.6% of the Shares of the Issuer’s common stock outstanding.

As of January 15, 2015, Deer Management had sole voting and dispositive power with respect to the 7,698 Shares that it beneficially owns, representing approximately 0.0%, of the Shares of the Issuer’s common stock outstanding.

(c) On June 7, 2013, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 4,448 Shares of common stock at $14.00 per Share (the “2013 Option). This option was subject to vesting in twelve equal monthly installments at the end of each successive month following June 7, 2013. On June 13, 2014, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 6,500 Shares of common stock at $8.43 per Share (the “2014 Option”). This option was subject to vesting in twelve equal monthly installments at the end of each successive month following June 13, 2014. Pursuant to the terms of the 2013 Option and 2014 Option agreements, following Mr. Kraus’s resignation from the board on December 23, 2014, his then vested options are exercisable within three months of his resignation date. As of Mr. Kraus’s resignation date, the 2013 Option had fully vested and 3,250 of the 2014 Options had vested. Mr. Kraus is contractually obligated to assign to Deer Management any compensation received for service as a director. As a result, Deer Management currently has the right to acquire a total of 7,698 shares of common stock within three months of December 23, 2014.

On January 14, 2015, the Funds disposed of 551,295 of their Shares in open market transactions through Liquidnet, Inc., and Leerink Partners LLC, both registered broker-dealers. Annex I to this Schedule 13D sets forth a list of these transactions. On the same day, the cumulative number of Shares sold caused the Reporting Persons’ beneficial ownership to go below 5% of the Shares of the Issuer’s common stock outstanding. Therefore, the Reporting Persons are filing this amendment No. 5 to their Schedule 13D.

Except as set forth in Annex I to this Schedule 13D, no Reporting Person has effected any transaction in the Shares of common stock in the last 60 days.

(d) Except as set forth in this Amendment No. 5 to Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 5 to Schedule 13D.

(e) Not applicable.

CUSIP No. 69014Q 101	13D	Page 10 of 13 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No change.

CUSIP No. 69014Q 101	13D	Page 11 of 13 Pages

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days(1)

Bessemer Venture Partners VII L.P.

Date	Transaction	Shares	Price/Share ($)
1/14/2015	Sale	175,016	$50.57992

Bessemer Venture Partners VII Institutional L.P.

Trade Date	Transaction	Shares	Price/Share ($)
1/14/2015	Sale	77,469	$50.57992

BVP VII Special Opportunity Fund L.P.

Trade Date	Transaction	Shares	Price/Share ($)
1/14/2015	Sale	289,810	$50.57992

(1)	These transactions were effected in the open market by Liquidnet Inc. and Leerink Partners, LLC, both registered broker-dealers.

CUSIP No. 69014Q 101	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2015

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Director

DEER VII & CO. L.P. By: Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Director

BESSEMER VENTURE PARTNERS VII L.P. By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P. By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P. By: Deer VII & Co. L.P., its General Partner By: Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Director

CUSIP No. 69014Q 101	13D	Page 13 of 13 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton Title: Managing Member